EXHIBIT A

NOTIFICATION OF THE COMPANY’S
TENDER OFFER TO PURCHASE SHARES.

October 26, 2007

Dear Citigroup Alternative Investments Tax Advantaged Short Term Fund Shareholder:

We are writing to inform you of a tender offer by Citigroup Alternative Investments Trust (the “Company”) to purchase shares of Citigroup Alternative Investments Tax Advantaged Short Term Fund (the “Series”).

Important Information Regarding this Tender Offer

This quarterly tender offer provides shareholders with an opportunity to redeem shares in the Company at the Series’ unaudited net asset value as of December 31, 2007.  If you are not interested in tendering your Shares for purchase by the Company at this time, you may disregard this notice.

Shares may be presented to the Company for purchase only by tendering them during one of the Company’s announced tender offers.  The tender offer period begins on October 26, 2007 and will end on November 27, 2007.  Should you wish to tender any of your Shares for purchase by the Company during this tender offer period, please complete and return the enclosed Notice of Intent to Tender in the enclosed envelope addressed for return.

All tenders must be received by CAI Investing Services, the Company’s agent designated for this purpose, either by mail or by fax in good order no later than 12:00 midnight, New York time, November 27, 2007.  If by fax, please deliver an original executed copy promptly thereafter.

If you do not wish to tender your Shares, no action is required.  Simply disregard this notice.

Questions

If you have any questions, please refer to the attached Tender Offer to Purchase document, which contains additional important information about the tender offer, or call Casey Hogan at CAI Investing Services at (212) 783-1330.  You may also direct questions to your financial advisor.

Sincerely,

Citigroup Alternative Investments Trust

IF YOU DO NOT WANT TO SELL YOUR SHARES AT THIS TIME, PLEASE DISREGARD THIS NOTICE.